FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated May 22, 2007.

Exhibit 1

DRYSHIPS INC., ANNOUNCES DATE FOR THE RELEASE OF FIRST QUARTER 2007 RESULTS, CONFERENCE CALL  AND WEBCAST.

Earnings Release: Tuesday, May 29, 2007, after 4:00 p.m. EDT

Conference Call and Webcast: Wednesday, May 30, 2007, at 9:00 a.m. EDT

May 22, 2007 – ATHENS, Greece – DryShips Inc.,(NASDAQ: DRYS) announced today that it will release its results for the first quarter ended March 31, 2007, after the market closes in New York on Tuesday May 29, 2007.

DryShips’ management team will host a conference call on Wednesday, May 30, 2007, at 9:00 a.m., Eastern Daylight Saving Time (EDT) to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694- 1503 (from the UK) or +(44) 1452 586 -513 (from outside the US). Quote "DryShips".

A replay of the conference call will be available until June 6th, 2007.

The United States replay number is 1(866) 247 4222; from the UK 0(800) 953 –1533; the standard international replay number (+44) 1452- 550 000 and the  access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., is an international provider of drybulk carriers.  Headquartered in Athens, Greece, DryShips owns and operates a fleet of 34 drybulk carriers comprising 4 Capesize, 25 Panamax, 3 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 2.7 million.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Company Contact:
Gregory Zikos
Chief Financial Officer
DryShips Inc.
Tel. 00 30 210 809 0513
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: May 22, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer